Metropolitan Life Insurance Company

200 Park Avenue

New York, NY 10166

November 7, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Notice of disclosure filed in Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Metropolitan Life Insurance Company has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, which was filed with the U.S. Securities and Exchange Commission on November 7, 2023.

Respectfully submitted,

/s/ Tamara L. Schock
Tamara L. Schock
Executive Vice President and Chief Accounting Officer